                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                                IFX Corporation
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  449518-20-8
        _______________________________________________________________
                                (CUSIP Number)

                            Casty Grantor Subtrust
                                c/o Mary Myers
                             6350 East Thomas Road
                             Building 3, Suite 230
                           Scottsdale, Arizona 85251
                                (480) 990-1171
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 7, 2001
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (continued on following pages)

                               Page 1 of 5 Pages

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CUSIP NO. 449518-20-8                13D                     Page 2 of 5 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Mary Myers, as Trustee of the Casty Grantor Subtrust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,960,282

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,960,282

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,960,282

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.97%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

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-----------------------------                              -------------------
CUSIP NO. 449518-20-8                   13D                Page 3 of 5 Pages
-----------------------------                              -------------------


Only those items amended are reported herein.


ITEM 2.  Identity and Background

         (a)  Name:
              Mary Myers, as Trustee of the Casty Grantor Subtrust (the "Trust")

         (b)  Business Address:
              6350 East Thomas Road
              Building 3
              Suite 230
              Scottsdale, Arizona 85251

         (c)  Occupation:  real estate management

         (d) Ms. Myers, during the last five years, has not been convicted in a criminal proceeding.

         (e) Ms. Myers, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Citizenship:
              United States


ITEM 4.  Purpose of Transaction

     On May 7, 2001, UBS Capital Americas III, L.P. and UBS Capital LLC (collectively "UBS Capital"), purchased shares of the Issuer's Series B Convertible Preferred Stock (the "Series B Preferred Stock"). In connection with the purchase of the Series B Preferred Stock by UBS Capital, the Trust entered into a Second Amended and Restated Stockholders Agreement dated as of May 7, 2001, a copy of which is attached hereto as Exhibit A and incorporated herein by reference (the "Amended Stockholders Agreement"), by and among the Issuer; UBS Capital; International Technology Investments, LC ("ITI"); the Trust, Joel Eidelstein and Michael Shalom.

     Under the Amended Stockholders Agreement, the Trust is entitled to appoint one director to the Issuer's Board of Directors and is also entitled to jointly with ITI appoint one director to the Issuer's Board. The Trust, UBS, and ITI are entitled to collectively appoint two directors who must qualify as "independent directors" under Nasdaq rules.

The Trust owns the Common Stock for investment purposes.

CUSIP NO. 449518-20-8                13D                      Page 4 of 5 Pages


ITEM 5.   Interest in Securities of the Issuer

          (a) 2,960,282 shares, or 20.97% of the Common Stock of the Issuer issued and outstanding are held directly by the Trust.

          (b) Mary Myers, as Trustee of the Trust, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 2,960,282 shares of the Common Stock held directly by the Trust.

          (c) On March 1, 2001, the Trust acquired an option to purchase 100,000 shares of the Issuer granted by Lee S. Casty to Burton Meyer. The option was acquired by the Trust in exchange for cancellation of $262,500 of indebtedness owed by the Trust to Mr. Casty. Mr. Meyer exercised the option at a price of $0.625 per share and the Trust has transferred 100,000 shares of the Issuer to him.

          (d)  Not Applicable.

          (e)  Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

     As described in Item 4, on May 7, 2001, the Trust entered into the Amended Stockholders Agreement, by and among the Issuer, UBS Capital, ITI, the Trust, Joel Eidelstein and Michael Shalom. In accordance with the Amended Stockholders Agreement, the Trust cannot sell more than the amount of Common Stock permitted by Rule 144(e) of the Securities Act of 1933 without the consent of UBS Capital. Additionally, UBS Capital has certain rights of first refusal on, and certain rights to participate in, transfers of capital stock of the Company by the Trust and other stockholders party thereto.

     The Trust is entitled to appoint one director to the Issuer's Board and is also entitled to jointly with ITI appoint one director to the Issuer's Board. The Trust, UBS, and ITI are entitled to collectively appoint two directors who must qualify as "independent directors" under Nasdaq rules.

     On May 7, 2001, the Trust entered into an Amended and Restated Registration Rights Agreement, dated as of May 7, 2001, by and among the Issuer, UBS Capital, ITI and the Trust, a copy of which is attached hereto as Exhibit B and incorporated by reference (the "Registration Rights Agreement").

     To the knowledge of the Trust, except as set forth herein or in the Exhibits filed herewith or incorporated by reference, neither the Trust nor, to the knowledge of the Trust, its trustee or its beneficiaries have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or losses or the giving or withholding of proxies.
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CUSIP NO. 449518-20-8                13D                      Page 5 of 5 Pages


ITEM 7.    Material to be filed as Exhibits

Exhibit A  Amended and Restated Stockholders Agreement, dated as of May 7, 2001, by and among the Issuer, UBS Capital Americas III, UBS Capital LLC, International Technology Investments, LLC, and the Casty Grantor Subtrust (excluding exhibits).

Exhibit B  Amended and Restated Registration Rights Agreement, dated as of May
           7, 2001, by and among the Issuer, UBS Capital Americas III, UBS Capital LLC, International Technology Investments, LLC and the Casty Grantor Subtrust.


Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 22, 2001         /s/ Mary Myers
                            ----------------------------------------------------
                            Mary Myers, as Trustee of the Casty Grantor Subtrust